EXHIBIT 2.2

AMENDMENT TO
AGREEMENT FOR THE PURCHASE AND SALE OF ASSETS

     This Amendment (this “Amendment”) is entered into as of July 3, 2003 to the Agreement for the Purchase and Sale of Assets, dated as of June 17, 2003, by and between Tvia, Inc., a Delaware corporation (“Tvia Inc.”) and 英圖微電子（合肥）有限公司, a wholly foreign owned enterprise established in accordance with the relevant laws and regulations of the People’s Republic of China (“Tvia China”) (as used in this Amendment, “Tvia” may refer to Tvia Inc. and Tvia China collectively or to either such entity, as the context may require), on the one hand, and MediaTek, Inc., a corporation organized and existing under the laws of the Republic of China (“MediaTek Inc.”), MediaTek Limited, a corporation organized and existing under the laws of Western Samoa and a wholly owned subsidiary of MediaTek Inc. (“MediaTek China”), and CrystalMedia Technology, Inc., a California corporation and a wholly owned subsidiary of MediaTek Inc. (“MediaTek USA”) (as used in this Amendment, “MediaTek” may refer to MediaTek Inc., MediaTek China and MediaTek USA collectively or to any of such entities, as the context may require), on the other hand (the “Asset Purchase Agreement”). Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to them in the Asset Purchase Agreement.

R E C I T A L S

     WHEREAS, MediaTek and Tvia previously entered into the Asset Purchase Agreement on June 17, 2003 relating to the sale of certain assets of Tvia and the purchase of such assets of Tvia by MediaTek;

     WHEREAS, the Asset Purchase Agreement provides that a Holdback Amount equal to Seven Hundred Fifty Thousand United States Dollars ($750,000) of the amount of cash to be paid for the assets will be deposited by MediaTek Inc., MediaTek China and MediaTek USA with an escrow agent for the purpose of securing MediaTek’s claims for indemnification in accordance with Article 9 of the Asset Purchase Agreement.

     WHEREAS, the parties have agreed to reduce the length of time the Holdback Amount will be held in an escrow account from one year to 10 months from the Closing Date.

     NOW, THEREFORE, the parties agree as follows:

     1.     Section 2.5(b) of the Asset Purchase Agreement shall be amended and restated in its entirety as follows:

     “(b) At the Closing, an additional Seven Hundred Fifty Thousand United States Dollars ($750,000) (the “Holdback Amount”) otherwise payable by MediaTek to Tvia shall be deposited into an escrow account for 10 months from the Closing Date as a reserve for indemnification by Tvia pursuant to Article 9, of which US $600,000.00 in immediately available U.S. funds shall be deposited by MediaTek Inc., US $135,000.00 in immediately available U.S. funds shall be deposited by MediaTek China and US $15,000.00 in immediately available U.S. funds shall be deposited by MediaTek USA. The Holdback Amount shall be governed by the terms of the escrow agreement substantially in the form attached hereto as Exhibit D (the “Escrow Agreement”).”

     IN WITNESS WHEREOF, each of MediaTek and Tvia has caused this Amendment to be duly executed on its behalf by its duly authorized officer as of the date first written above.

TVIA, INC.	MEDIATEK, INC.

By: /s/ Eli Porat	By: /s/ Ming-Kai Tsai

Name: Eli Porat	Name: Ming-Kai Tsai
Title: Chief Executive Officer and President	Title: Chairman

英圖微電子（合肥）有限公司	MEDIATEK LIMITED

By: /s/ Kenny Liu	By: /s/ Ming-Kai Tsai

Name: Kenny Liu	Name: Ming-Kai Tsai
Title: Chairman	Title: Chairman

CRYSTALMEDIA TECHNOLOGY, INC.

By: /s/ Ming-Kai Tsai

Name: Ming-Kai Tsai
Title: Chairman